FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

1Q14 Earnings Release

São Paulo, Brazil, April 29, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

GPA Consolidated

Gross revenue of R$16.597 billion, increasing 10.8%

Net Income advances 22.9% to R$338 million

  Gross revenue growth driven by the Company's accelerated organic expansion, with 124 stores opened in the last 12 months. On a same-store basis, gross sales revenue grew 6.3%, despite the negative calendar effect.
  EBITDA grew 21.7% to R$1.050 billion (EBITDA margin of 7.0%), driven by the stronger operations at Via Varejo and Nova Pontocom and negatively impacted by the Easter effect at GPA Food.

GPA Food

EBITDA up 3.2% to R$534 million, with EBITDA margin of 6.5%

  Gross revenue growth of 9.1% to R$8.893 billion, despite the calendar effects in the quarter, which had a negative impact of 240 basis points on same-store sales growth.
  Gross margin was adversely affected by the investments in competitiveness and the higher contribution from Assaí to sales at GPA Food. In the Multivarejo business unit, the reduction in gross margin is gradually being offset by operational efficiency gains;
  Operating expenses as a percentage of net sales decreased from 18.4% in 1Q13 to 17.3% in 1Q14;
  Net income of R$172 million, down 2.3% from 1Q13, mainly reflecting the fact that this year Easter fell in the second quarter.

Via Varejo and Nova Pontocom

EBITDA increases 49.6% to R$516 million, with EBITDA margin of 7.6%

  Gross sales revenue growth of 12.7% to R$7.704 billion;
  Operating expenses as a percentage of net sales decreased from 21.3% in 1Q13 to 18.9% in 1Q14, reflecting the efficiency gains captured at Via Varejo;
  Net income of R$167 million, up 67.8% from 1Q13.

	GPA Consolidated			GPA Food			GPA Non Food
(R$ million)(1)	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ

Gross Revenue	16,597	14,984	10.8%	8,893	8,149	9.1%	7,704	6,836	12.7%
Net Revenue	14,972	13,383	11.9%	8,222	7,383	11.4%	6,750	6,000	12.5%
Gross Profit	3,722	3,482	6.9%	1,942	1,869	3.9%	1,780	1,613	10.3%
Gross Margin	24.9%	26.0%	-110 bps	23.6%	25.3%	-170 bps	26.4%	26.9%	-50 bps
Total Operating Expenses	(2,699)	(2,639)	2.3%	(1,420)	(1,362)	4.3%	(1,279)	(1,277)	0.1%
% of Net Revenue	18.0%	19.7%	-170 bps	17.3%	18.4%	-110 bps	18.9%	21.3%	-240 bps
EBITDA (2)	1,050	862	21.7%	534	518	3.2%	516	345	49.6%
EBITDA Margin	7.0%	6.4%	60 bps	6.5%	7.0%	-50 bps	7.6%	5.7%	190 bps
Net Financial Revenue (Expenses)	(339)	(254)	33.3%	(132)	(108)	21.8%	(207)	(146)	41.8%
% of Net Revenue	2.3%	1.9%	40 bps	1.6%	1.5%	10 bps	3.1%	2.4%	70 bps
Company's Net Profit	338	275	22.9%	172	176	-2.3%	167	99	67.8%
Net Margin	2.3%	2.1%	20 bps	2.1%	2.4%	-30 bps	2.5%	1.7%	80 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue.
(2) Earnings before interest, taxes, depreciation and amortization.

Sales Performance

	Gross Sales			Net Sales
(R$ million)	1Q14	1Q13	Δ	1Q14	1Q13	Δ
GPA Consolidated	16,597	14,984	10.8%	14,972	13,383	11.9%
GPA Food	8,893	8,149	9.1%	8,222	7,383	11.4%
Multivarejo (1)	6,922	6,722	3.0%	6,391	6,078	5.2%
Cash and Carry	1,972	1,427	38.2%	1,831	1,304	40.4%
Nova Pontocom	1,467	952	54.1%	1,308	857	52.6%
Via Varejo	6,237	5,884	6.0%	5,442	5,143	5.8%
(1) Food Retail (Extra and Pão de Açucar)

	'Same-store' Sales
	Gross Sales	Net Sales
	1Q14	1Q14
GPA Consolidated	6.3%	7.5%
By category
Food	3.0%	5.3%
Non-Food (1)	8.9%	9.2%
By business
GPA Food	2.6%	4.7%
Nova Pontocom	54.1%	52.6%
Via Varejo	3.6%	3.8%
(1) Includes non-food categories of Hypermarkets, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Gross sales revenue amounted to R$16.597 billion in the first quarter, increasing 10.8% on the prior-year period. One of the main factors contributing to this growth was the opening of 124 stores in the last 12 months, 21 of which were inaugurated in the first quarter of 2014.

The same-store sales growth of 6.3% was adversely affected by the calendar effect in the period.

Performance by category:

✓ Food: same-store sales growth of 3.0%, which was impacted by the calendar effect. Adjusted for this effect, same-store sales growth was 6.0%.

✓ Non-food: growth of 8.9%, with the highlight the electronics categories, particularly video, smartphones, air conditioners and fans. Sales growth in the e-commerce segment accelerated further from the growth rates recorded in prior periods.

GPA Food

✓ Gross sales revenue grew 9.1%, with 13 new stores opened in the period (6 Minimercados Extra, 2 Assaí and 3 Extra Hiper, as well as 2 drugstores). Same-store sales growth stood at 2.6% and was adversely affected by the calendar effect. Adjusted for this effect, same-store sales grew 5.0% in the quarter.

✓ Assaí continued to post strong sales growth (38.2%), driven by solid same-store sales growth and the significant contribution from the expansion in the store network. Organic expansion remains the focus of the format, whose strategy centers on strengthening the banner nationwide. In the last 12 months, 13 new stores were opened, nine of which were inaugurated in four states in which the Group previously did not have operations.

✓ The Pão de Açúcar and Extra banners performed in line with the Company’s expectations and continued to capture market share gains. By category, the period highlights were the same-store sales performances in meat and poultry and in beverages. Certain categories, such as grocery and seafood, were adversely affected by Easter falling in the second quarter this year. Private-label brands continued to register robust growth to account already for over 9% of sales in the Multivarejo business unit.

✓ At the end of March, the Brazilian Supermarkets Association (ABRAS) reported data for 2013. The report shows that sales at GPA outperformed the overall industry, which reinforces the success of the competitiveness strategy implemented during the year.

Nova Pontocom

✓ Gross sales revenue in the quarter grew by 54.1%, supported by strong growth in customer traffic, better conversion rates and the higher contribution to sales by the marketplace business. Gross sales revenue growth was driven by the excellent moment for sales of smartphones, which surpassed the growth rate registered in 4Q13, and of air conditioners and fans, which were driven by the exceptionally hot weather in the first quarter.

Via Varejo

✓ Gross sales revenue amounted to R$6.237 billion, with same-store sales growth of 3.6% and total-store sales growth of 6.0%. Eight new stores were opened in the period, all under the Casas Bahia banner.

✓ Sales performance in the first quarter was in line with our expectations for the period, which was not marked by any significant sales event.

            Operating Performance

	GPA Consolidated
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	16,597	14,984	10.8%
Net Revenue	14,972	13,383	11.9%
Gross Profit	3,722	3,482	6.9%
Gross Margin	24.9%	26.0%	-110 bps
Selling Expenses	(2,347)	(2,231)	5.2%
General and Administrative Expenses	(346)	(403)	-14.2%
Equity Income	22	9	144.8%
Other Operating Revenue (Expenses)	(28)	(14)	103.7%
Total Operating Expenses	(2,699)	(2,639)	2.3%
% of Net Revenue	18.0%	19.7%	-170 bps
Depreciation (Logistic)	26	19	39.1%
EBITDA	1,050	862	21.7%
EBITDA Margin	7.0%	6.4%	60 bps
Adjusted EBITDA (1)	1,077	876	23.0%
Adjusted EBITDA Margin	7.2%	6.5%	70 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

The Company’s gross margin contracted by 110 basis points, which is explained mainly by the higher share of Assaí and Nova Pontocom in the sales mix and by the ongoing investments made to boost sales competitiveness in the Multivarejo operation.

Selling expenses increased by 5.2%, a pace below that of revenue growth and inflation in the period. General and administrative expenses decreased by 14.2%, mainly due to the simplification of processes in the Multivarejo operation and the efficiency gains captured at Via Varejo. Selling, general and administrative expenses as a percentage of net sales decreased from 19.7% in 1Q13 to 18.0% in 1Q14.

EBITDA amounted to R$1.050 billion, increasing 21.7% on the prior-year period to outpace revenue growth. EBITDA margin was 7.0%, expanding 60 basis points from 1Q13, which is mainly explained by the margin gains at Via Varejo.

Multivarejo (Extra and Pão de Açúcar)

	Multivarejo

(R$ million)	1Q14	1Q13	Δ
Gross Revenue	6,922	6,722	3.0%
Net Revenue	6,391	6,078	5.2%
Gross Profit	1,700	1,694	0.3%
Gross Margin	26.6%	27.9%	-130 bps
Selling Expenses	(1,051)	(1,013)	3.7%
General and Administrative Expenses	(160)	(194)	-17.5%
Equity Income	15	7	114.3%
Other Operating Revenue (Expenses)	(35)	(23)	50.7%
Total Operating Expenses	(1,230)	(1,223)	0.6%
% of Net Revenue	19.2%	20.1%	-90 bps
Depreciation (Logistic)	11	10	10.7%
EBITDA	481	481	-0.1%
EBITDA Margin	7.5%	7.9%	-40 bps
Adjusted EBITDA (1)	516	505	2.2%
Adjusted EBITDA Margin	8.1%	8.3%	-20 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Gross margin in the Multivarejo business contracted by 130 basis points, reflecting the ongoing strategy to improve sales competitiveness, which is gradually being offset by the operational efficiency gains captured by the initiatives already implemented.

Selling expenses increased by 3.7%, lower than the inflation rate in the period. General and administrative expenses decreased by 17.5%, reflecting the greater discipline employed in the control of corporate expenses. Selling, general and administrative expenses as a percentage of net sales decreased from 19.9% in 1Q13 to 18.9% in 1Q14. Note that with Easter falling in the second quarter this year, fixed expenses were less diluted than in 1Q13. Excluding this effect, the reduction in expenses in the period would have been even stronger.

Despite the negative Easter effect, EBITDA reached the same level of R$481 million registered in 1Q13. EBITDA margin stood at 7.5%.

Cash and Carry (Assaí)

	Cash and Carry
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	1,972	1,427	38.2%
Net Revenue	1,831	1,304	40.4%
Gross Profit	243	175	38.8%
Gross Margin	13.3%	13.4%	-10 bps
Selling Expenses	(170)	(123)	37.9%
General and Administrative Expenses	(20)	(16)	26.7%
Other Operating Revenue (Expenses)	(0)	0	-
Total Operating Expenses	(190)	(139)	36.8%
% of Net Revenue	10.4%	10.6%	-20 bps
Depreciation (Logistic)	0	0	-
EBITDA	53	36	47.1%
EBITDA Margin	2.9%	2.8%	10 bps

Gross sales revenue registered growth of 38.2% to R$1.972 billion, driven by solid same-store sales growth and the significant contribution from the expansion, with a total of 13 stores opened in the last 12 months.

Operating expenses as a percentage of net sales improved by 20 basis points in 1Q14 (10.4%) compared to 1Q13 (10.6%). The reduction was positively influenced by economies of scale resulting from the strategy to open stores in states in which the banner was already present.

EBITDA amounted to R$53 million, increasing by 47.1% on the prior-year period to outpace gross sales revenue growth in the quarter. EBITDA margin was 2.9%, expanding by 10 basis points from 1Q13.

In 2014, the banner will maintain its focus on expanding its national footprint through organic growth. In 1Q14, two stores were opened in states where the banner was already present and another 12 should be delivered by year-end.

Via Varejo and Nova Pontocom

	Via Varejo + Nova Pontocom
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	7,704	6,836	12.7%
Net Revenue	6,750	6,000	12.5%
Gross Profit	1,780	1,613	10.3%
Gross Margin	26.4%	26.9%	-50 bps
Selling Expenses	(1,127)	(1,095)	2.9%
General and Administrative Expenses	(166)	(193)	-14.2%
Equity Income	6	2	275.8%
Other Operating Revenue (Expenses)	8	10	-21.2%
Total Operating Expenses	(1,279)	(1,277)	0.1%
% of Net Revenue	18.9%	21.3%	-240 bps
Depreciation (Logistic)	14	8	71.4%
EBITDA	516	345	49.6%
EBITDA Margin	7.6%	5.7%	190 bps
Adjusted EBITDA (1)	508	335	51.6%
Adjusted EBITDA Margin	7.5%	5.6%	190 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Gross sales revenue at Via Varejo and Nova Pontocom grew by 12.7% to R$7.7 billion. This performance was driven by the e-commerce  business (Nova Pontocom), where growth accelerated from the pace of prior periods to reach 54.1% in the quarter. Gross margin declined 50 basis points due to the higher contribution made by Nova Pontocom to total sales.

Selling, general and administrative expenses as percentage of net sales improved by 240 basis points in 1Q14 (19.1%) compared to 1Q13 (21.5%), especially at Via Varejo, driven by the efficiency gains in logistics operations, reduction in corporate and IT expenses, among others.

EBITDA amounted to R$516 million, growing by 49.6% from 1Q13, while EBITDA margin improved from 5.7% to 7.6%. This improvement was supported primarily by lower operating expenses and by the efficiency gains captured in logistics costs and in assembly processes at Via Varejo. The operational improvement at Nova Pontocom also contributed to EBITDA margin expansion in the period.

Indebtedness

	GPA Consolidated
(R$ million)	03.31.2014	03.31.2013

Short Term Debt	(1,593)	(2,577)
Loans and Financing	(901)	(1,445)
Debentures	(691)	(1,132)
Long Term Debt	(4,399)	(5,008)
Loans and Financing	(2,000)	(2,014)
Debentures	(2,399)	(2,995)
Total Gross Debt	(5,992)	(7,586)
Cash	5,374	6,002
Net Cash (Debt)	(617)	(1,584)
EBITDA (1)	4,001	3,790
Net Debt / EBITDA(1)	0.15x	0.42x
Payment Book - Short Term	(2,667)	(2,470)
Payment Book - Long Term	(126)	(115)
Net Debt with payment book	(3,410)	(4,168)
Net Debt with Payment Book / EBITDA(1)	0.85x	1.10x
(1) EBITDA f or t he last 12 mont hs.

Net debt declined by R$966 million in relation to the balance at the end of March 2013, resulting in a deleverage in the quarter. This reduction is related to higher cash flow from operating activities (R$ 370 million), even with the negative effect from Easter; and the positive nonrecurring impact in cash position due to the public offering of Via Varejo’s shares, among others factors, in the amount of R$600 million. As a consequence, Net Debt/EBITDA ratio decreased from 0.42x to 0.15x.

Net debt including the payment book operation amounted to R$3.410 billion, a reduction of R$759 million compared to March 2013. Net Debt/EBITDA ratio considering the payment book operation ended the quarter at 0.85x, down significantly from the ratio at the end of 1Q13.

Financial Result

	GPA Consolidated
(R$ million)	1Q14	1Q13	Δ

Financial Revenue	179	143	25.4%
Financial Expenses	(518)	(397)	30.5%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%
% of Net Revenue	2.3%	1.9%	40 bps
Charges on Net Bank Debt	(45)	(52)	-13.0%
Cost of Discount of Receivables of Payment Book	(81)	(61)	32.6%
Cost of Discount of Receivables of Credit Card	(183)	(120)	52.6%
Restatement of Other Assets and Liabilities	(30)	(22)	39.7%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%

Net financial expenses were R$339 million, increasing 33.3% from 1Q13, below the cumulative increase of 48% of the CDI in the period. Net financial expenses as a percentage of net sales increased from 1.9% in 1Q13 to 2.3% in 1Q14.

The main variations in net financial (income) expenses were:

•         The reduction of R$7 million in net debt charges due to the lower debt position in the period;

•         The increase of R$20 million in the cost of sales of payment book receivables, which corresponded to 0.5% of net sales, the same ratio registered in 1Q13, despite the rise in interest rates between the periods;

•         The R$63 million increase in the cost of sales of credit card receivables, of which R$54 million was related to the interest rate hikes between 1Q13 and 1Q14, and R$9 million was related to the higher volume of receivables sold due to the higher revenue in the period.

Total sale of receivables (cards and payment books) increased approximately 17%, from R$7.6 billion in 1Q13 to R$8.9 billion in 1Q14, reflecting the revenue growth in all of the Company's business units.

Net Income

Net income amounted to R$338 million in 1Q14, increasing 22.9% on the prior-year period, with net margin of 2.3%. The result is explained by the sales revenue growth in the period, which was driven by the organic expansion in recent quarters, coupled with the significant improvement in selling, general and administrative expenses.

Simplified cash flow

	GPA Consolidated
(R$ million)	1Q14	1Q13

Cash Balance at beginning of period	8,367	7,086
Cash Flow from operating activities	(1,812)	(284)
EBITDA	1,050	862
Cost of Sale of Receivables	(263)	(181)
Working Capital	(2,287)	(749)
Assets and Liabilities Variation	(311)	(217)
Cash flow from investment activities	(265)	(292)
Net Investment	(265)	(292)
Aquisition and Others	-	-
Change on net cash after investments	(2,077)	(576)
Cash Flow from financing activities	(940)	(508)
Dividends payments and others	(0)	(0)
Net Proceeds	(939)	(508)
Change on net cash	(3,017)	(1,084)
Cash Balance at end of period	5,350	6,002

Net debt	(617)	(1,584)

On March 31, 2014, the cash position stood at R$5.350 billion, down R$3.017 billion from the start of the period, mainly due to the following reasons.

 Cash Flow from Operating Activities

•         The impact on cash flow in 1Q14 from the Easter calendar effect;

•         The consumption of R$2.287 billion in working capital resulting from the Easter calendar and World Cup effects that generated an increase in inventory levels from 53 days(1) in 1Q13 to 58 days(1) in 1Q14.

Cash Flow from Financing Activities

•         The payment of approximately R$814 million related to the debenture maturity (principal and interest), which contributed to reducing the debt balance in 1Q14.

(1) In days of COGS.

Capital Expenditure

	GPA Consolidated			GPA Food			Via Varejo + Nova Pontocom
(R$ million)	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ

New stores and land acquisition	107	200	-46.2%	83	185	-55.2%	24	15	66.9%
Store renovations and conversions	70	121	-42.0%	57	100	-43.0%	13	21	-37.0%
Infrastructure and Others	98	70	40.6%	61	39	54.0%	38	31	23.3%
Non-cash Effect
Financing and Leasing Assets	-	(83)	-	-	(83)	-	-	-	-
Total	276	308	-10.3%	200	241	-16.8%	76	67	13.5%

Consolidated capital expenditure amounted to R$276 million in 1Q14, of which R$200 million was invested in GPA Food and R$76 million was invested in Via Varejo and Nova Pontocom.

At GPA Food, 40% of capital expenditure was allocated to store openings and acquiring land, in line with the strategy to accelerate the organic growth of the business.

In 1Q14, a total of 13 new stores were delivered (6 Minimercado Extra, 3 Extra Híper, 2 Assaí and 2 drugstores). In addition to the stores at GPA Food, another 8 new stores were opened at Via Varejo in the period, all of which under the Casas Bahia banner.

Dividends

2013 Dividends

At the Annual and Extraordinary Shareholders' Meeting held on April 16, 2014, shareholders approved Management’s proposal for the distribution of dividends for the fiscal year ended December 31, 2013, in the total amount of R$250 million (R$250 million on December 31, 2012), which includes the prepaid dividends already declared. The amount corresponds to R$0.888957268 per common share and R$0.977852995 per preferred share.

Excluding the prepayment of quarterly interim dividends in 2013, the Company will pay within 60 days as from April 16, 2014, the date of the Annual and Extraordinary Shareholders’ Meeting, the amount of R$150.5 million, which corresponds to the remaining portion of dividends for 2013. The amount corresponds to R$0.535395 per common share and R$0.588935 per preferred share. Shareholders of record on April 16, 2014 will be entitled to the payment. As of April 17, 2014, the shares will trade ex-dividends until the payment date, which will be informed at an opportune time.

Proposed dividends

(R$ thousands)	2013

Consolidated net profit	1,396,207
Minority Interest - Noncontrolling	(343,712)
Net profit	1,052,495
Legal reserve	(52,624)
Dividends' base of calculation	999,871

Dividends policy	25%
Dividends proposed by management	249,968
Proposed dividends to prefered shareholders	146,688
Proposed dividends to common shareholders	97,472

(-) Interim dividends already paid (1)	99,419
Proposed dividend to be paid	150,549

Dividends per prefered share (R$)	0.588935
Dividends per common share (R$)	0.535395

(1)       The prepayment of dividends for 1Q13, 2Q13 and 3Q13 amounted to R$99.4 million and was effected on May 16, 2013, August 13, 2013 and November 7, 2013, respectively. The amount corresponded to R$0.118182 per common share and R$0.13 per preferred share.

1Q14 Dividends

In a meeting held on April 24, 2014, the Board of Directors approved the payment of interim dividends for 2014. The interim dividends per share in 2014 will be 7.7% higher than in the previous year. The Company has been increasing the amount of interim dividends paid each year, as the following table shows:

Interim dividends (R$)	2010	2011	2012	2013	2014	2014 x 2013
Preferred share/ ADR	0.08	0.09	0.11	0.13	0.14	7.7%
Common share	0.072727	0.081818	0.10	0.118182	0.127270	7.7%

The payment of interim dividends for the first quarter of 2014 will amount to R$35.8 million. Shareholders of record on May 5, 2014 will be entitled to the payment. As from May 6, 2014, the shares will trade ex-dividends until the payment date. The prepayment of dividends for 1Q14 will be effected on May 15, 2014.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units – food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	GPA Consolidated			GPA Food
(R$ million)	03.31.2014	12.31.2013	03.31.2013	03.31.2014	12.31.2013	03.31.2013
Current Assets	16,382	18,610	15,886	6,930	8,447	7,772
Cash and Marketable Securities	5,374	8,392	6,002	2,431	4,362	3,553
Accounts Receivable	2,410	2,516	2,846	222	291	710
Credit Cards	189	276	755	76	127	545
Payment book	2,245	2,249	2,078	-	-	-
Sales Vouchers and Others	167	201	185	111	149	141
Allowance for Doubtful Accounts	(227)	(229)	(197)	(1)	(3)	(0)
Resulting from Commercial Agreements	36	18	25	36	18	25
Inventories	7,166	6,382	5,676	3,785	3,424	3,041
Recoverable Taxes	760	908	834	149	191	239
Noncurrent Assets for Sale	41	39	-	24	24	-
Expenses in Advance and Other Accounts Receivables	630	374	527	320	155	228
Noncurrent Assets	19,576	19,399	18,352	15,266	15,198	15,116
Long-Term Assets	4,440	4,335	4,733	2,425	2,401	2,759
Accounts Receivables	103	115	98	-	-	-
Payment Book	112	125	106	-	-	-
Allowance for Doubtful Accounts	(9)	(10)	(8)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,532	1,429	1,280	382	380	265
Financial Instruments	-	-	360	-	-	360
Deferred Income Tax and Social Contribution	918	951	1,047	358	364	381
Amounts Receivable from Related Parties	167	173	187	306	299	216
Judicial Deposits	844	815	968	530	536	769
Expenses in Advance and Others	704	680	621	676	650	597
Investments	331	310	371	223	208	277
Property and Equipment	9,107	9,054	8,295	7,866	7,826	7,260
Intangible Assets	5,698	5,701	4,953	4,752	4,763	4,820
TOTAL ASSETS	35,958	38,008	34,238	22,196	23,645	22,888

LIABILITIES
	GPA Consolidated			GPA Food
	03.31.2014	12.31.2013	03.31.2013	03.31.2014	12.31.2013	03.31.2013
Current Liabilities	14,295	17,013	13,675	5,856	7,984	6,984
Suppliers	7,005	8,548	5,769	3,019	3,942	2,874
Loans and Financing	901	1,200	1,445	838	1,087	1,226
Payment Book (CDCI)	2,667	2,726	2,470	-	-	-
Debentures	691	1,245	1,132	275	1,028	1,014
Payroll and Related Charges	781	796	710	388	462	355
Taxes and Social Contribution Payable	720	968	725	293	422	324
Dividends Proposed	152	152	169	151	151	166
Financing for Purchase of Fixed Assets	35	36	105	35	36	105
Rents	70	112	49	70	74	49
Acquisition of Companies	70	69	68	70	69	68
Debt with Related Parties	25	33	78	361	373	400
Advertisement	71	89	84	35	40	44
Provision for Restructuring	23	21	20	23	21	20
Advanced Revenue	131	115	90	35	37	11
Others	953	902	762	261	239	328
Long-Term Liabilities	8,584	8,284	9,205	7,058	6,579	7,641
Loans and Financing	2,000	1,583	2,014	1,840	1,411	1,994
Payment Book (CDCI)	126	141	115	-	-	-
Debentures	2,399	2,599	2,995	1,999	1,999	2,195
Financing for Purchase of Assets	8	12	-	8	12	-
Acquisition of Companies	113	108	158	113	108	158
Deferred Income Tax and Social Contribution	1,061	1,061	1,136	1,058	1,058	1,133
Tax Installments	1,054	1,073	1,185	1,015	1,033	1,144
Provision for Contingencies	1,201	1,148	795	798	775	628
Advanced Revenue	514	456	454	120	80	37
Others	107	105	354	107	104	353
Shareholders' Equity	13,079	12,712	11,357	9,283	9,082	8,262
Capital	6,780	6,764	6,711	5,125	5,175	5,077
Capital Reserves	251	233	242	251	233	242
Profit Reserves	2,725	2,486	1,792	2,725	2,486	1,792
Minority Interest	3,323	3,229	2,612	1,182	1,188	1,151
TOTAL LIABILITIES	35,958	38,008	34,238	22,196	23,645	22,888

	INCOME STATEMENT

	GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Via Varejo + Nova Pontocom

R$ - Million	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ
Gross Revenue	16,597	14,984	10.8%	8,893	8,149	9.1%	6,922	6,722	3.0%	1,972	1,427	38.2%	7,704	6,836	12.7%
Net Revenue	14,972	13,383	11.9%	8,222	7,383	11.4%	6,391	6,078	5.2%	1,831	1,304	40.4%	6,750	6,000	12.5%
Cost of Goods Sold	(11,224)	(9,882)	13.6%	(6,268)	(5,503)	13.9%	(4,680)	(4,374)	7.0%	(1,588)	(1,129)	40.6%	(4,956)	(4,379)	13.2%
Depreciation (Logistic)	(26)	(19)	39.1%	(12)	(10)	13.7%	(11)	(10)	10.7%	(0)	(0)	-	(14)	(8)	71.4%
Gross Profit	3,722	3,482	6.9%	1,942	1,869	3.9%	1,700	1,694	0.3%	243	175	38.8%	1,780	1,613	10.3%
Selling Expenses	(2,347)	(2,231)	5.2%	(1,221)	(1,136)	7.4%	(1,051)	(1,013)	3.7%	(170)	(123)	37.9%	(1,127)	(1,095)	2.9%
General and Administrative Expenses	(346)	(403)	-14.2%	(180)	(210)	-14.2%	(160)	(194)	-17.5%	(20)	(16)	26.7%	(166)	(193)	-14.2%
Equity Income	22	9	144.8%	15	7	114.3%	15	7	114.3%	-	-	-	6	2	275.8%
Other Operating Revenue (Expenses)	(28)	(14)	103.7%	(35)	(23)	52.1%	(35)	(23)	50.7%	(0)	0	-	8	10	-21.2%
Total Operating Expenses	(2,699)	(2,639)	2.3%	(1,420)	(1,362)	4.3%	(1,230)	(1,223)	0.6%	(190)	(139)	36.8%	(1,279)	(1,277)	0.1%
Depreciation and Amortization	(191)	(195)	-1.9%	(154)	(160)	-3.8%	(136)	(148)	-8.2%	(18)	(12)	48.1%	(37)	(35)	7.3%
Earnings before interest and Taxes - EBIT	833	649	28.3%	368	347	6.1%	334	323	3.2%	35	24	45.4%	464	302	53.8%
Financial Revenue	179	143	25.4%	102	95	7.9%	97	89	9.6%	5	6	-18.7%	87	53	62.8%
Financial Expenses	(518)	(397)	30.5%	(234)	(203)	15.3%	(217)	(193)	12.5%	(17)	(10)	70.3%	(294)	(199)	47.4%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%	(132)	(108)	21.8%	(119)	(104)	15.0%	(12)	(4)	185.6%	(207)	(146)	41.8%
Income Before Income Tax	493	394	25.1%	237	239	-1.0%	214	219	-2.3%	22	19	14.2%	257	156	65.2%
Income Tax	(155)	(119)	30.1%	(65)	(63)	2.8%	(57)	(56)	2.1%	(8)	(7)	8.4%	(90)	(56)	60.7%
Net Income - Company	338	275	22.9%	172	176	-2.3%	157	164	-3.8%	14	12	17.5%	167	99	67.8%
Minority Interest - Noncontrolling	94	39	144.2%	(6)	(11)	-45.6%	(6)	(11)	-45.6%	-	-	-	101	50	101.9%
Net Income - Controlling Shareholders (1)	244	237	3.1%	178	187	-4.9%	163	175	-6.5%	14	12	17.5%	66	49	33.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,050	862	21.7%	534	518	3.2%	481	481	-0.1%	53	36	47.1%	516	345	49.6%
Adjusted EBITDA (2)	1,077	876	23.0%	569	541	5.3%	516	505	2.2%	53	36	48.0%	508	335	51.6%

% of Net Revenue	GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Via Varejo + Nova Pontocom
	1Q14	1Q13		1Q14	1Q13		1Q14	1Q13		1Q14	1Q13		1Q14	1Q13
Gross Profit	24.9%	26.0%		23.6%	25.3%		26.6%	27.9%		13.3%	13.4%		26.4%	26.9%
Selling Expenses	15.7%	16.7%		14.8%	15.4%		16.4%	16.7%		9.3%	9.4%		16.7%	18.2%
General and Administrative Expenses	2.3%	3.0%		2.2%	2.8%		2.5%	3.2%		1.1%	1.2%		2.5%	3.2%
Equity Income	0.1%	0.1%		0.2%	0.1%		0.2%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.2%	0.1%		0.4%	0.3%		0.5%	0.4%		0.0%	0.0%		0.1%	0.2%
Total Operating Expenses	18.0%	19.7%		17.3%	18.4%		19.2%	20.1%		10.4%	10.6%		18.9%	21.3%
Depreciation and Amortization	1.3%	1.5%		1.9%	2.2%		2.1%	2.4%		1.0%	0.9%		0.6%	0.6%
EBIT	5.6%	4.8%		4.5%	4.7%		5.2%	5.3%		1.9%	1.8%		6.9%	5.0%
Net Financial Revenue (Expenses)	2.3%	1.9%		1.6%	1.5%		1.9%	1.7%		0.7%	0.3%		3.1%	2.4%
Income Before Income Tax	3.3%	2.9%		2.9%	3.2%		3.4%	3.6%		1.2%	1.5%		3.8%	2.6%
Income Tax	1.0%	0.9%		0.8%	0.9%		0.9%	0.9%		0.4%	0.5%		1.3%	0.9%
Net Income - Company	2.3%	2.1%		2.1%	2.4%		2.5%	2.7%		0.8%	0.9%		2.5%	1.7%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(1)	1.6%	1.8%		2.2%	2.5%		2.6%	2.9%		0.8%	0.9%		1.0%	0.8%
EBITDA	7.0%	6.4%		6.5%	7.0%		7.5%	7.9%		2.9%	2.8%		7.6%	5.7%
Adjusted EBITDA (2)	7.2%	6.5%		6.9%	7.3%		8.1%	8.3%		2.9%	2.8%		7.5%	5.6%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	03.31.2014	03.31.2013
Net Income for the period	338	275
Adjustment for Reconciliation of Net Income
Deferred Income Tax	34	31
Gain on disposal of fixed assets	1	5
Depreciation and Amortization	217	214
Interests and Exchange Variation	286	209
Adjustment to Present Value	0	1
Equity Income	(22)	(9)
Provision for Contingencies	43	13
Provision for low and losses of fixed assets	0	3
Share-Based Compensation	18	14
Allowance for Doubtful Accounts	74	96
Net profit/loss on shareholder interest	(4)	(10)
Net gains (losses) resulting from dilution of equity interest	-	(1)
Swap revenue	45	(17)
Deferred Revenue	0	-
	1,030	823
Asset (Increase) Decreases
Accounts Receivable	36	(370)
Inventories	(781)	78
Taxes recoverable	42	(20)
Related Parties	(2)	(22)
Other assets	-	-
Judicial Deposits	(23)	(3)
	(727)	(337)
Liability (Increase) Decrease
Suppliers	(1,543)	(456)
Payroll and Charges	(15)	(19)
Taxes and Social Contribuitions Payable	(287)	(107)
Legal proceedings	(22)	(10)
Taxes and Contribuitions	(248)	(180)
	(2,115)	(771)
Net cash generated from (used in) operating activities	(1,812)	(284)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	GPA Consolidated
(R$ million)	03.31.2014	03.31.2013

Acquisition of Property and Equipment	(235)	(284)
Increase Intangible Assets	(41)	(24)
Sales of Property and Equipment	11	16

Net cash flow investment activities	(265)	(292)

Cash flow from financing activities
Increase (Decrease) of Capital	16	1
Companies Acquisition	(4)	-
Funding and Refinancing	1,536	1,121
Payments	(2,000)	(1,133)
Interest Paid	(486)	(497)
Dividend Payments	(0)	(0)

Net Cash Generated from (used in) Financing Activities	(940)	(508)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	5,350	6,002
Change in cash and cash equivalents	(3,017)	(1,084)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	1Q14%		1Q13%		Δ

Pão de Açucar (1)	1,619	9.8%	1,509	10.1%	7.3%
Extra Hiper	3,481	21.0%	3,511	23.4%	-0.9%
Minimercado Extra	150	0.9%	92	0.6%	62.7%
Extra Supermercado	1,261	7.6%	1,235	8.2%	2.0%
Assaí	1,972	11.9%	1,427	9.5%	38.2%
Others Business (2)	411	2.5%	374	2.5%	9.8%
GPA Food	8,893	53.6%	8,149	54.4%	9.1%
Pontofrio	1,502	9.1%	1,483	9.9%	1.3%
Casas Bahia	4,735	28.5%	4,401	29.4%	7.6%
Nova Pontocom	1,467	8.8%	952	6.4%	54.1%
Via Varejo + Nova Pontocom	7,704	46.4%	6,836	45.6%	12.7%
GPA Consolidated	16,597	100.0%	14,984	100.0%	10.8%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	1Q14%		1Q13%		Δ

Pão de Açucar (1)	1,489	9.9%	1,360	10.2%	9.5%
Extra Hiper	3,163	21.1%	3,128	23.4%	1.1%
Minimercado Extra	142	0.9%	86	0.6%	64.9%
Extra Supermercado	1,189	7.9%	1,134	8.5%	4.8%
Assaí	1,831	12.2%	1,304	9.7%	40.4%
Others Business (2)	408	2.7%	370	2.8%	10.1%
GPA Food	8,222	54.9%	7,383	55.2%	11.4%
Pontofrio	1,310	8.7%	1,289	9.6%	1.6%
Casas Bahia	4,132	27.6%	3,855	28.8%	7.2%
Nova Pontocom	1,308	8.7%	857	6.4%	52.6%
Via Varejo + Nova Pontocom	6,750	45.1%	6,000	44.8%	12.5%
GPA Consolidated	14,972	100.0%	13,383	100.0%	11.9%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

SALES BREAKDOWN (% of Net Sales)

	GPA Consolidated		GPA Food
	1Q14	1Q13	1Q14	1Q13

Cash	42.7%	42.9%	53.5%	53.7%
Credit Card	47.6%	47.4%	38.1%	38.2%
Food Voucher	4.6%	4.4%	8.4%	8.0%
Credit	5.1%	5.3%	0.0%	0.1%
Post-Dated Checks	0.0%	0.0%	0.0%	0.1%
Payment Book	5.0%	5.3%	-	-

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2013	Opened	Closed	03/31/2014

Pão de Açúcar	168	-	2	166
Extra Hiper	138	3	-	141
Extra Supermercado	213	-	-	213
Minimercado Extra	164	6	2	168
Assaí	75	2	-	77
Other Business	242	2	2	242
Gas Station	85	-	2	83
Drugstores	157	2	-	159
GPA Food	1,000	13	6	1,007
Pontofrio	397	-	4	393
Casas Bahia	602	8	2	608
GPA Consolidated	1,999	21	12	2,008

Sales Area ('000 m2 )
GPA Food	1,670			1,694
GPA Consolidated	2,753			2,781

# of employees ('000)	156			157

1Q14 Results Conference Call and Webcast

Wednesday, April 30, 2014

11:00 a.m. (Brasília time) | 10:00 a.m. (NY) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

55 11 2188-0155

Conference call in English (simultaneous translation)

1 646 843-6054

Webcast: http://www.gpari.com.br

Replay

55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Contacts

Media Relations - GPA

Tel: 55 (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Via Varejo

Tel: 55 (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter - Media

@imprensagpa

Investor Relations

GPA

Tel: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

Via Varejo

Tel: 55 (11) 4225-9516

Fax: 55 (11) 4225-9596

ri@viavarejo.com.br

www.viavarejo.com.br/ri

Casa do Cliente - Customer Service Pão de Açúcar: 0800-7732732/Extra: 0800-115060 Ponto Frio: 55 (11) 4002-3388/Casas Bahia: 55 (11) 3003-8889

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2014 (1Q14), except where stated otherwise, with comparisons in relation to the prior-year period

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the headline IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2014 was 6.15%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into four business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners, as well as GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; and Nova Pontocom, with e-commerce operations through the sites pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 01, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.